SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Reebonz Holding Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G7457R 10 6

(CUSIP Number)

Glenn Solomon

3000 Sand Hill Road Building 4, Suite 230

Menlo Park, California 94025

United States of America

(650) 475-2150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7457R 10 6	13D	Page 2

1.	Name of Reporting Persons Granite Global Ventures III L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,978,617 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,978,617 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,978,617 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.9% (3)
14.	Type of Reporting Person (see instructions) PN

(1)

This Schedule is filed by Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 2,978,617 Ordinary Shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee are Managing Directors of Granite Global Ventures III L.L.C. As such, Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on 21,493,758 Ordinary Shares outstanding as of December 19, 2018, as reported by the Issuer in its Shell Company Report on Form 20-F, filed with the SEC on December 26, 2018.

CUSIP No. G7457R 10 6	13D	Page 3

1.	Name of Reporting Persons GGV III Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 48,433 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 48,433 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,433 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 48,433 Ordinary Shares held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee are Managing Directors of Granite Global Ventures III L.L.C. As such, Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on 21,493,758 Ordinary Shares outstanding as of December 19, 2018, as reported by the Issuer in its Shell Company Report on Form 20-F, filed with the SEC on December 26, 2018.

CUSIP No. G7457R 10 6	13D	Page 4

1.	Name of Reporting Persons Granite Global Ventures III L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,027,050 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,027,050 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,027,050 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.1% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 2,978,617 Ordinary Shares held by Granite Global Ventures III L.P. and (ii) 48,433 Ordinary Shares held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee are Managing Directors of Granite Global Ventures III L.L.C. As such, Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on 21,493,758 Ordinary Shares outstanding as of December 19, 2018, as reported by the Issuer in its Shell Company Report on Form 20-F, filed with the SEC on December 26, 2018.

CUSIP No. G7457R 10 6	13D	Page 5

1.	Name of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,027,050 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,027,050 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,027,050 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.1% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 2,978,617 Ordinary Shares held by Granite Global Ventures III L.P., (ii) 48,433 Ordinary Shares held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee are Managing Directors of Granite Global Ventures III L.L.C. As such, Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on 21,493,758 Ordinary Shares outstanding as of December 19, 2018, as reported by the Issuer in its Shell Company Report on Form 20-F, filed with the SEC on December 26, 2018.

CUSIP No. G7457R 10 6	13D	Page 6

1.	Name of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,027,050 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,027,050 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,027,050 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.1% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 2,978,617 Ordinary Shares held by Granite Global Ventures III L.P., (ii) 48,433 Ordinary Shares held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee are Managing Directors of Granite Global Ventures III L.L.C. As such, Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on 21,493,758 Ordinary Shares outstanding as of December 19, 2018, as reported by the Issuer in its Shell Company Report on Form 20-F, filed with the SEC on December 26, 2018.

CUSIP No. G7457R 10 6	13D	Page 7

1.	Name of Reporting Persons Jenny Hong Wei Lee
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,027,050 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,027,050 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,027,050 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.1% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 2,978,617 Ordinary Shares held by Granite Global Ventures III L.P., (ii) 48,433 Ordinary Shares held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee are Managing Directors of Granite Global Ventures III L.L.C. As such, Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on 21,493,758 Ordinary Shares outstanding as of December 19, 2018, as reported by the Issuer in its Shell Company Report on Form 20-F, filed with the SEC on December 26, 2018.

Introductory Note: This statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) is being filed on behalf of Granite Global Ventures III L.P., a limited partnership organized under the laws of the State of Delaware, GGV III Entrepreneurs Fund L.P., a limited partnership organized under the laws of the State of Delaware, and Granite Global Ventures III L.L.C., a limited liability company organized under the laws of the State of Delaware (collectively, the “GGV Entities”), Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee (collectively with the GGV Entities, the “Reporting Persons”) in respect of the Ordinary Shares (the “Ordinary Shares”) of Reebonz Holding Limited (the “Issuer”).

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares of the Issuer having its principal executive office at 5 Tampines North Drive 5 #07-00 Singapore 528548

Item 2.	Identity and Background.

(a) The name of the Reporting Persons are Granite Global Ventures III L.P. (“GGV III”), GGV III Entrepreneurs Fund L.P. (“GGV III Entrepreneurs”), and Granite Global Ventures III L.L.C., (“GGV III LLC”)., Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee. A copy of their agreement in writing to file this statement of behalf of each of them is attached hereto as Exhibit 1. GGV III and GGV III Entrepreneurs are limited partnerships organized under the laws of the State of Delaware. GGV III LLC, a limited liability company organized under the laws of the State of Delaware, is the general partner of GGV III and GGV III Entrepreneurs. Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee are Managing Directors of GGV III LLC.

(b) The business address for GGV III, GGV III Entrepreneurs, GGV III LLC, and Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee is 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, California 94025, United States of America.

(c) Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee are Managing Directors of GGV III LLC. The address for Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee is 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, California 94025, United States of America. The principal business for each of the forgoing reporting persons is the venture capital investment business.

(d) During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GGV III and GGV III Entrepreneurs are limited partnerships organized under the laws of the State of Delaware. GGV III LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Jixun Foo and Ms. Jenny Hong Wei Lee are citizens of Singapore. Mr. Glenn Solomon is a citizen of the United States of America.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling GGV III LLC (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 4, 2018, a Business Combination Agreement (“Business Combination Agreement”) was made and entered into by and among Draper Oakwood Technology Acquisition, Inc., a Delaware corporation (together with its successors, “DOTA” or “Purchaser”), Reebonz Holdings Limited, a Cayman Islands exempted company (f/k/a DOTA Holdings Limited, “Holdco” or the “Issuer”), DOTA Merger Subsidiary Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Merger Sub”), Draper Oakwood Investments, LLC (solely in the capacity as the Purchaser Representative), Reebonz Limited, a Singapore corporation (“Reebonz”) and the shareholders of Reebonz named therein (the “Sellers”), which provided for (a) the merger of Merger Sub with and into Purchaser, with Purchaser surviving the merger and the security holders of Purchaser becoming security holders of Holdco, which would become a new public company, and (b) upon the effectiveness of such merger, the exchange of 100% of the outstanding share capital of Reebonz by the shareholders of Reebonz for ordinary shares of Holdco and the assumption by Holdco of outstanding Reebonz options and warrants (with equitable adjustments and additional amendments to the options) and (c) adoption of the amended and restated memorandum and articles of association, and to approve the business combination contemplated by such agreement (collectively, the “Business Combination”).

On December 19, 2018, DOTA Holdings Limited consummated the Business Combination pursuant to the terms of the Business Combination Agreement and changed its corporate name to Reebonz Holdings Limited. Upon the consummation of the Business Combination, GGV III and GGV III Entrepreneurs, each of which was a shareholder of Reebonz, received ordinary shares of the Issuer in exchange for their holdings of Reebonz. The Reporting Persons acquired their shares of Reebonz using funds received from their respective general and limited partners.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities described herein for investment purposes with the aim of increasing the value of their investments.

Subject to applicable legal requirements, one or more of the GGV Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the GGV Entities’ ownership of the Issuer’s securities, other opportunities available to the GGV Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the GGV Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the GGV Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Jeff Richards, a managing director of GGV Capital LLC, the management company for GGV III and GGV III Entrepreneurs, serves as a member of the Board of Directors of the Issuer.

Other than as described above in this Item 4, none of the GGV Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5 (a)	and (b). Interest in Securities of the Issuer.

The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of March 1, 2019:

Reporting Persons	Shares Held Directly (1)	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Ordinary Shares (3)
GGV III	2,978,617	2,978,617	2,978,617	2,978,617	13.9%
GGV III Entrepreneurs	48,433	48,433	48,433	48,433	0.2%
GGV III LLC (2)	0	3,027,050	3,027,050	3,027,050	14.1%
Jixun Foo (2)	0	3,027,050	3,027,050	3,027,050	14.1%
Glenn Solomon (2)	0	3,027,050	3,027,050	3,027,050	14.1%
Jenny Hong Wei Lee (2)	0	3,027,050	3,027,050	3,027,050	14.1%

(1)	Represents the number of Ordinary Shares held by the Reporting Persons.
(2)

Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee are Managing Directors of Granite Global Ventures III L.L.C. As such, Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo and Glenn Solomon, and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on 21,493,758 Ordinary Shares outstanding as of December 19, 2018, as reported by the Issuer in its Shell Company Report on Form 20-F, filed with the Commission on December 26, 2018.

Item 5(c).	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

Item 5(d).	No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of ADS beneficially owned by the Reporting Persons.

Item 5(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Earnout Shares

In addition to the Exchange Shares, the Sellers also have a contingent earnout right to receive up to an additional 1,000,000 Issuer ordinary shares (the “Earnout Shares”) after the Closing based on the consolidated revenues of the Issuer and its subsidiaries, and the Issuer’s stock price, during the calendar years 2019 and 2020 (each, an “Earnout Year”), as follows:

•

If during the calendar year ending December 31, 2019 (i) the consolidated revenue of the Issuer and its subsidiaries (based on audited financial statements) is at least SGD$199,000,000 (Singapore Dollars), and (ii) the closing sale price of the Issuer’s ordinary shares on its principal securities market equals or exceeds US$11.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations)) for any 20 trading days within any 30 trading day period, then the Sellers shall be entitled to receive from the Issuer, an aggregate of 500,000 Earnout Shares. GGV III and GGV III Entrepreneurs would be entitled to receive 85,996 and 1,398 of these Earnout Shares, respectively.

•

If during the calendar year ending December 31, 2020 (i) the consolidated revenue of the Issuer and its subsidiaries (based on audited financial statements) is at least SGD$290,000,000 (Singapore Dollars), and (ii) the closing sale price of the Issuer’s ordinary shares on its principal securities market equals or exceeds US$13.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations)) for any 20 trading days within any 30 trading day period, then the Sellers shall be entitled to receive from the Issuer, an aggregate of 500,000 Earnout Shares. GGV III and GGV III Entrepreneurs would be entitled to receive 85,996 and 1,398 of these Earnout Shares, respectively.

•

Both the revenue target and the stock price target must be met for the applicable Earnout Year; except that if the revenue target, but not the stock price target, is met for an Earnout Year, then if the stock price target for such Earnout Year is met in the subsequent year, the earnout payment for such Earnout Year will still be made promptly after it is determined in the subsequent year that such stock price target was met.

Lock-Up Agreements

On September 4, 2018, each Seller, including GGV III and GGV III Entrepreneurs, entered into a Lock-Up Agreement with Holdco and the Purchaser Representative (each, a “Lock-Up Agreement”) with regard to the Issuer shares to be received by such Seller (the “Exchange Shares”), which Lock-Up Agreement became effective upon the Closing. In such Lock-Up Agreement, each Seller agreed that such Seller will not, during the period commencing from the Closing and ending on the first anniversary of the Closing (or if earlier, the date on which the Issuer consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Issuer’s shareholders having the right to exchange their equity holdings in the Issuer for cash, securities or other property), subject to earlier release with respect to 50% of the Exchange Shares if the closing sale price of the Issuer’s ordinary shares equals or exceeds $12.50 per share (as equitably adjusted) for any 20 trading days within any 30 trading day period commencing after the Closing (such period, the “Lock-Up Period”), (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any of its Exchange Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of its Exchange Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). However, each Seller is allowed to transfer any of its Exchange Shares by gift, will or intestate succession or to any immediate family member (or related trust), trustor or trust beneficiary, as a distribution to equity holders upon liquidation or to an affiliate or pursuant to a court order or settlement agreement in divorce; provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-Up Agreement. Additionally, each Seller is permitted to encumber its Exchange Shares during the Lock-Up Period, but such encumbrance can only be enforced after the Lock-Up Period.

Registration Rights Agreement

On September 4, 2018, Holdco, the Purchaser Representative and the Sellers (including GGV III and GGV III Entrepreneurs) entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with respect to the Exchange Shares and Earnout Shares to be received by the Sellers, which Registration Rights Agreement became effective upon the Closing. Under the Registration Rights Agreement, the Sellers have registration rights that will obligate the Issuer to register for resale under the Securities Act all or any portion of their Exchange Shares and Earnout Shares (together with any securities issued as a dividend or distribution with respect thereto or in exchange therefor, the “Registrable Securities”), except that Registrable Securities that are subject to transfer restrictions in the Lock-Up Agreement may not be requested to be registered or registered until the end of the Lock-Up Period. Sellers holding a majority-in-interest of Registrable Securities are entitled under the Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of the their Registrable Securities, and other Sellers holding Registrable Securities are entitled to join in such demand registration. Subject to certain exceptions, if any time after the Closing, the Issuer proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, the Issuer shall give notice to the Sellers holding Registrable Securities as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by them in writing, subject to customary cut-backs. In addition, subject to certain exceptions, Sellers holding Registrable Securities will be entitled under the Registration Rights Agreement to request in writing that the Issuer register the resale of any or all of such Registrable Securities on Form S-3 and any similar short-form registration that may be available at such time. Under the Registration Rights Agreement, the Issuer will indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and the holders of Registrable Securities, including Registrable Securities in any registration statement or prospectus, will indemnify the Issuer and certain persons or entities related to the Issuer, such as its officers and directors and underwriters, against all losses caused by their misstatements or omissions in those documents.

The foregoing descriptions of the Earnout Shares, the Lock-up Agreements and the Registration Rights Agreement are qualified in their entirety by reference to the Business Combination Agreement, the form of Lock-up Agreement and the Registration Rights Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference. Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Business Combination Agreement (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Draper Oakwood Technology Acquisition, Inc. (File No. 1-38204, filed on September 5, 2018).

Exhibit 3 – Form of Lock-up Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Draper Oakwood Technology Acquisition, Inc. (File No. 1-38204, filed on September 5, 2018).

Exhibit 4 – Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Draper Oakwood Technology Acquisition, Inc. (File No. 1-38204, filed on September 5, 2018).

Exhibit 5 – Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2019

GRANITE GLOBAL VENTURES III L.P.
GGV III ENTREPRENEURS FUND L.P.
BY: GRANITE GLOBAL VENTURES III L.L.C.
ITS: GENERAL PARTNER

By:	/s/ Stephen Hyndman
Stephen Hyndman
Attorney-in-Fact

GRANITE GLOBAL VENTURES III L.L.C.

By:	/s/ Stephen Hyndman
Stephen Hyndman
Attorney-in-Fact

/s/ Jixun Foo
Jixun Foo

/s/ Glenn Solomon
Glenn Solomon

/s/ Jenny Hong Wei Lee
Jenny Hong Wei Lee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

Jixun Foo

c/o GGV Capital

3000 Sand Hill Road, Building 4, Suite 230

Menlo Park, California 94025

United States of America

Citizenship: Singapore

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

Glenn Solomon

c/o GGV Capital

3000 Sand Hill Road, Building 4, Suite 230

Menlo Park, California 94025

United States of America

Citizenship: United States of America

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

Jenny Hong Wei Lee

c/o GGV Capital

3000 Sand Hill Road, Building 4, Suite 230

Menlo Park, California 94025

United States of America

Citizenship: Singapore

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.